HEAD N.V. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and General Meeting of Shareholders of Head N.V.:

We have audited the accompanying consolidated balance sheets of Head N.V. as of December 31, 2007 and 2006 and the related consolidated income statements, changes in equity, and cash flow statements for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company´s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly in all material respects, the consolidated financial position of Head N.V. at December 31, 2007, and 2006 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union.

February 26, 2008
PwC Wirtschaftsprüfung GmbH
Vienna, Austria

HEAD N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

		December 31,
	Note	2007	2006

		(in thousands)
ASSETS:
Non-current assets
Property, plant and equipment, net	5, 6	€59,879	€61,821
Intangible assets	5, 7	10,509	11,739
Goodwill	5, 7	2,882	3,142
Available-for-sale financial assets	10, 16	608	1,971
Deferred income tax assets	21	61,137	59,552
Trade receivables	9, 16	1,726	2,082
Other non-current assets	16	4,174	3,625
Total non-current assets		140,915	143,932
Current assets
Inventories, net	8	75,265	64,996
Trade and other receivables	9, 16	130,272	149,541
Prepaid expense		2,376	2,635
Available-for-sale financial assets	10, 16	10,230	17,828
Cash and cash equivalents	16, 28	30,264	43,628
Total current assets		248,407	278,628
Total assets		€389,322	€422,560
EQUITY:
Share capital	12	€398	€7,964
Other reserves	12	111,489	115,838
Treasury shares	12	(7,119)	(12,307)
Retained earnings		40,699	51,853
Fair Value and other reserves including
cumulative translation adjustments (CTA)	20	(12,450)	(7,462)
Total equity		133,017	155,888
LIABILITIES:
Non-current liabilities
Borrowings	15, 16	133,163	136,006
Retirement benefit obligations	18	15,157	15,744
Other long-term liabilities	17, 23	11,993	12,923
Total non-current liabilities		160,313	164,673
Current liabilities
Trade and other payables	13	60,709	67,144
Income taxes liabilities		883	1,094
Borrowings	15, 16	21,600	22,010
Provisions	14	12,801	11,750
Total current liabilities		95,993	101,999
Total liabilities		256,306	266,672
Total liabilities and equity		€389,322	€422,560

The accompanying notes are an integral part of the consolidated financial statements.

HEAD N.V. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS

		For the Years Ended December 31,
	Note	2007	2006	2005

		(in thousands, except per share data)

Total net revenues	5	€320,992	€366,762	€359,566
Cost of sales		196,911	222,597	221,536
Gross profit		124,080	144,165	138,030
Selling and marketing expense		94,319	92,929	92,053
General and administrative expense	22, 23	30,062	30,342	30,495
Gain on sale of property	6	–	–	(5,876)
Restructuring costs	14	2,033	–	5,073
Share-based compensation (income) expense	23	(218)	1,818	(899)
Other operating (income) expense, net		(1,430)	(902)	1,533
Operating profit (loss)		(686)	19,978	15,652
Interest expense	16	(12,592)	(12,376)	(12,808)
Interest income	16	2,069	1,609	2,110
Foreign exchange gain (loss)	16	287	(297)	2,121
Profit (loss) before income taxes		(10,922)	8,914	7,075
Income tax benefit (expense):
Current		(1,201)	(2,085)	(1,468)
Deferred		969	(2,415)	1,121
Income tax expense	21	(232)	(4,499)	(348)
Profit (loss) for the year		€(11,154)	€4,415	€6,728

Earnings per share-basic
Profit (loss) for the year	29	(0.31)	0.12	0.19
Earnings per share-diluted
Profit (loss) for the year	29	(0.31)	0.12	0.18

The accompanying notes are an integral part of the consolidated financial statements.

HEAD N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

								Minority	Total
	Note	Attributable to equity holders of the Company						Interest	Equity
							Fair Value
							and Other
		Ordinary Shares		Other	Treasury	Retained	Reserves/
		Shares	Amount	Reserves	Shares	Earnings	CTA

		(in thousands, except share data)

Balance at December 31, 2004		36,219,902	€7,964	€125,247	€(12,307)	€40,711	€(8,277)	€8	€153,346

Minority interest	12	–	–	–	–	–	–	(8)	(8)
Profit for the year		–	–	–	–	6,728	–	–	6,728
Changes in fair value and other reserves
including CTA:
Unrealized gain on available-for-sale
financial assets, (net of tax of €18)	10	–	–	–	–	–	74	–	74
Unrealized loss on cash flow hedges
(net of tax of €163)	11	–	–	–	–	–	(489)	–	(489)
Reclassification adjustment for derivative
losses recorded in net income
(net of tax of €42)	11	–	–	–	–	–	127	–	127
Foreign currency translation adjustment		–	–	–	–	–	6,682	–	6,682
Total recognised income and expense in 2005		–	–	–	–	–	6,393	–	13,121
Balance at December 31, 2005		36,219,902	€7,964	€125,247	€(12,307)	€47,438	€(1,884)	€0	€166,459

Increase in share capital	12	–	9,409	(9,409)	–	–	–	–	0
Decrease in share capital	12	–	(9,409)	9,409	–	–	–	–	0
Capital repayment	12	–	–	(9,409)	–	–	–	–	(9,409)
Profit for the year		–	–	–	–	4,415	–	–	4,415
Changes in fair value and other reserves
including CTA:
Unrealized gain on available-for-sale
financial assets, (net of tax of €30)	10	–	–	–	–	–	104	–	104
Unrealized gain on cash flow hedges
(net of tax of €68)	11	–	–	–	–	–	270	–	270
Reclassification adjustment for derivative
gain recorded in net income
(net of tax of €69)	11	–	–	–	–	–	(274)	–	(274)
Foreign currency translation adjustment		–	–	–	–	–	(5,678)	–	(5,678)
Total recognised income and expense in 2006		–	–	–	–	–	(5,578)	–	(1,163)
Balance at December 31, 2006		36,219,902	€7,964	€115,838	€(12,307)	€51,853	€(7,462)	€–	€155,888

Sale of treasury shares	12	50,908	–	(147)	297	–	–	–	150
Capital repayment	12	–	(7,566)	415	–	–	–	–	(7,151)
Exercise of options, equity-based	12	838,622	–	(4,618)	4,891	–	–	–	273
Loss for the year		–	–	–	–	(11,154)	–	–	(11,154)
Changes in fair value and other reserves
including CTA:
Unrealized loss on available-for-sale
financial assets, (net of tax of €86)	10	–	–	–	–	–	(342)	–	(342)
Unrealized loss on cash flow hedges
(net of tax of €30)	11	–	–	–	–	–	(101)	–	(101)
Reclassification adjustment for derivative
losses recorded in net income
(net of tax of €78)	11	–	–	–	–	–	244	–	244
Foreign currency translation adjustment		–	–	–	–	–	(4,790)	–	(4,790)
Total recognised income and expense in 2007		–	–	–	–	–	(4,989)	–	(16,143)
Balance at December 31, 2007		37,109,432	€398	€111,489	€(7,119)	€40,699	€(12,450)	€–	€133,017

The accompanying notes are an integral part of the consolidated financial statements.

HEAD N.V. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS

		For the Years Ended December 31,
	Note	2007	2006	2005

		(in thousands)
OPERATING ACTIVITIES:
Profit (loss) for the year		€(11,154)	€4,415	€6,728
Adjustments to reconcile net income
to net cash provided by operating activities:
Depreciation and amortization	6, 7	13,251	14,061	15,533
Amortization and write-off of debt issuance cost
and bond discount		401	470	354
Impairment	6, 7, 14	11	184	1,444
Provision (release) for leaving indemnity
and pension benefits		(573)	(532)	308
Restructuring costs	14	1,930	(1,261)	1,364
(Gain) loss on sale of property, plant and equipment	6	(296)	98	(5,975)
Share-based compensation expense	23	(218)	1,818	(899)
Deferred income	17	(863)	(1,573)	(778)
Interest expense	16	12,191	11,905	12,453
Interest income	16	(2,031)	(1,609)	(1,280)
Tax expense		1,201	2,085	1,468
Deferred tax (benefit) expense	21	(969)	2,415	(1,121)
Changes in operating assets and liabilities:
Accounts receivable	9	16,514	(5,682)	9,567
Inventories	8	(12,183)	1,656	1,854
Prepaid expense and other assets		(647)	907	(167)
Accounts payable, accrued expenses and other liabilities		(2,755)	9,940	4,418
Interest paid		(13,878)	(14,972)	(13,988)
Tax paid		(2,657)	(1,203)	(1,125)
Net cash provided by operating activities		(2,724)	23,122	30,159
INVESTING ACTIVITIES:
Purchase of property, plant and equipment	6	(13,742)	(15,018)	(14,600)
Disposal (purchase) of intangible assets	7	–	(44)	(662)
Proceeds from sale of property, plant and equipment	6	2,097	114	8,001
Purchases of available-for-sale financial assets	10	(8,169)	(5,017)	(4,113)
Sale of available-for-sale financial assets	10	17,055	2,154	444
Interest received		2,084	1,639	954
Minority interest	12	–	–	(8)
Net cash used for investing activities		(674)	(16,172)	(9,985)
FINANCING ACTIVITIES:
Change in short-term borrowings, net	15	(113)	(2,629)	(1,714)
Payments on long-term debt	15	(2,546)	(1,776)	(15,853)
Proceeds from other long-term obligations	15	222	1,876	295
Proceeds from exercised options, share-based	12	273	–	–
Sale of treasury shares	12	150	–	–
Capital repayment	12	(7,151)	(9,409)	–
Change in restricted cash	28	696	780	755
Net cash used for financing activities		(8,468)	(11,158)	(16,516)
Effect of exchange rate changes on cash and cash equivalents		(803)	(844)	(1,171)
Net decrease in cash and cash equivalents		(12,669)	(5,052)	2,486
Cash and cash equivalents, unrestricted at beginning of period		40,451	45,503	43,016
Cash and cash equivalents, unrestricted at end of period	28	€27,782	€40,451	€45,503

The accompanying notes are an integral part of the consolidated financial statements.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – General information

Head N.V. ("Head" or the "Company") was incorporated in Rotterdam, Netherlands, on August 24, 1998. The address of its registered office is Rokin 55, 1012 KK Amsterdam, the Netherlands. The Company’s ordinary shares are listed on the New York Stock Exchange (“HED”) and the Vienna Stock Exchange (“HEAD”).

The Company is a global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. The Company has created or acquired a portfolio of brands – Head (principally alpine skis, ski boots, ski bindings and snowboard products, tennis, racquetball and squash racquets, tennis balls and badminton products), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares and Dacor (diving equipment).

Head conducts business in Europe (primarily in Austria, Italy, Germany, France, Switzerland, the Netherlands, Spain and the United Kingdom), North America, and Asia.

These consolidated financial statements were approved by the Board of Directors on February 26, 2008.

Note 2 - Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of Presentation

The Company and its subsidiaries maintain their accounting records in accordance with their local regulations and have made certain adjustments to these records to present the accompanying financial statements in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost convention and fair value accounting for available-for-sale financial assets and derivatives.

All International Financial Reporting Standards issued by the IASB, effective at the time of preparing the consolidated financial statements and applied by the Company, have been adopted for use in the EU by the European Commission and the consolidated financial statements of the Company also comply with IFRS as adopted by the EU. Therefore the term “IFRS” is used in the following.

Standards, amendment and interpretations effective in 2007

IFRS 7, “Financial instruments: Disclosures”, and the complementary amendment to IAS 1, “Presentation of financial statements – Capital disclosures”, introduce new disclosures relating to financial instruments and does not have any impact on the classification and valuation of the Company’s financial instruments.

IFRIC 8, “Scope of IFRS 2”, requires consideration of transactions involving the issuance of equity instruments, where the identifiable consideration received is less than the fair value of the equity instruments issued in order to establish whether or not they fall within the scope of IFRS 2. This interpretation did not have any impact on the Company’s financial statements.

IFRIC 10, “Interim financial reporting and impairment”, prohibits the impairment losses recognized in an interim period on goodwill and investments in equity instruments and in financial assets carried at cost to be reversed at a subsequent balance sheet date. This interpretation did not have any impact on the Company’s financial statements.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Standard and Interpretation early adopted by the Company

IFRS 8, “Operating segments“ (effective from January 1, 2009). IFRS 8 replaces IAS 14 and aligns segment reporting with the requirements of the US standard SFAS 131, “Disclosures about segments of an enterprise and related information”. The new standard requires a “management approach”, under which segment information is presented on the same basis as that used for internal reporting purposes. The Company applied IFRS 8 retrospectively and did not determine any changes. The reported segment is consistent with the internal reporting provided to the chief operating decision-maker.

IFRIC 11, “IFRS 2 – Group and treasury share transactions”, was early adopted in 2007. IFRIC 11 provides guidance on whether share-based transactions involving treasury shares or involving group entities (for example, options over a parent's shares) should be accounted for as equity-settled or cash-settled share-based payment transactions in the stand-alone accounts of the parent and group companies. This interpretation does not have an impact on the Company’s financial statements.

Standards, amendments and interpretations effective in 2007 but not relevant

The following standards, amendments and interpretations to published standards are mandatory for accounting periods beginning on or after January 1, 2007 but they are not relevant to the Company’s operations:

-	IFRS 4, “Insurance contracts”;
-	IFRIC 7, “Applying the restatement approach under IAS 29, Financial reporting in hyper-inflationary economies”; and
-	IFRIC 9, “Reassessment of embedded derivatives”.

Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Company

The following standards, amendments and interpretations to existing standards have been published by the IASB but are not mandatory in the financial year 2007 and had not yet been endorsed by the EU at the time the consolidated financial statements of the Company were prepared:

-
IFRS 2 (Amendment) “Share-based Payment”. The amendment to the standard clarifies the terms “vesting conditions” and “cancellations”. The amendment is effective for annual periods beginning on or after January 1, 2009.

-
IFRS 3 (Revised) “Business Combinations” and IAS 27 (Amendment) “Consolidated and Separate Financial Statements”. IFRS 3 is applicable from periods beginning on or after July 1, 2009. The revised standard requires business combinations to be accounted for as acquisitions and gives greater transparency.

-
IAS 1 (Amendment) “Presentation of Financial Statements: A Revised Presentation”. This standard sets out overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. This standard shall be applied for annual periods beginning on or after January 1, 2009.

-
IAS 23 (Amendment), “Borrowing costs” (effective from January 1, 2009). The amendment to the standard is still subject to endorsement by the European Union. It requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The Company will apply IAS 23 (Amended) from January 1, 2009 but is currently not applicable to the Company as there are no qualifying assets.

-
IAS 32 (Revised) “Financial Instruments: Presentation” (effective from January 1, 2009). This standard deals with distinguishing between equity and liability instruments and foresees equity classification of puttable instruments, provided certain conditions are met.

-
IFRIC 14, “IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction” (effective from January 1, 2008). IFRIC 14 provides guidance on assessing the limit in IAS 19 on the amount of the

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

surplus that can be recognized as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. The Company will apply IFRIC 14 from January 1, 2008, but it is not expected to have any impact on the Company’s accounts.

Interpretations to existing standards that are not yet effective and not relevant for the Company’s operations

The following interpretations to existing standards have been published by the IASB and are mandatory for the Company’s accounting periods beginning on or after January 1, 2008 or later periods but have not yet been endorsed by the EU and are not relevant for the Company’s operations:
-
IFRIC 12, 'Service concession arrangements' (effective from January 1, 2008). IFRIC 12 applies to contractual arrangements whereby a private sector operator participates in the development, financing, operation and maintenance of infrastructure for public sector services. IFRIC 12 is not relevant to the Company’s operations because none of the Company’s companies provide for public sector services.

-
IFRIC 13, “Customer loyalty programmes” (effective from July 1, 2008). IFRIC 13 clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. IFRIC 13 is not relevant to the Company’s operations because none of the Company’s companies operate any loyalty programmes.

Consolidation

a) Subsidiaries
The consolidated financial statements of Head include the financial statements of all majority-owned subsidiaries and entities over which the Company has financial and operating control and special purpose entities in which the Company has determined it is the main beneficiary. Subsidiaries are fully consolidated from the date on which control is transferred to the Company.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated but considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

b) Transactions and minority interests
The Company applies a policy of treating transactions with minority interests as transactions with parties external to the Company. Disposals to minority interests result in gains and losses for the Company that are recorded in the income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

Segment Reporting

An operating segment is consistent with the internal reporting provided to the chief operating decision-maker, the Company’s Chief Executive Officer. Decisions regarding strategy, resources, financing, capital investments and insurance are made on the basis of the Company’s performance based on its consolidated operating results and consolidated balance sheet; and liquidity planning is based on the Company’s consolidated cash flows.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Foreign Currency Translation

a) Functional and presentation currency
Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in euros, which is the Company’s functional and presentation currency.

b) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in cumulative translation adjustment (“CTA” - equity: “Fair value and other reserves including cumulative translation adjustments”) as qualifying cash flow hedges. The effect of exchange rate changes on intercompany transactions of a long-term investment nature is also included in CTA.

c) Group companies
The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
-	Assets and liabilities for each balance sheet presented are translated at the closing exchange rate at the date of that balance sheet.
-	Income and expenses for each income statement are translated at average exchange rates prevailing during the year.
-	All resulting exchange differences on equity items are recognized as a separate component of shareholders’ equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and impairment loss. Additions and improvements that extend the useful lives of the plant and equipment and replacements, major renewals, and betterments are capitalized. The cost of maintenance, repair and minor renewals are expensed as incurred. When plant and equipment is retired or otherwise disposed, the cost and related accumulated depreciation and impairment losses are removed from the related accounts, and any gain or loss on disposition is recognized in earnings. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The Company’s buildings are depreciated over a period of 30-50 years, building improvements are depreciated over a period of 10-25 years and machinery and equipment is depreciated over a period of 2-20 years.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Other intangible assets comprise of trademarks with an indefinite useful life which are carried at cost less accumulated impairment losses and land use rights with a useful life of 50 years, which are carried at cost less accumulated amortization and impairment losses. Amortization of land use rights is calculated using the straight-line method.

Goodwill and other intangible assets with an indefinite useful life are allocated to cash generating units for the purpose of impairment testing. The allocation is made to those cash generating units or groups of cash generating units that are expected to benefit from the business combination in which trademarks and goodwill arose.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Impairment of Non-Financial Assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Impairment losses on goodwill are not reversed. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Non financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

Financial Assets

The Company classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Financial assets are recognized at trade date. Management determines the classification of its financial assets at initial recognition and reevaluates this designation at every reporting date.

a) Financial assets at fair value through profit or loss
Derivatives are categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months of the balance sheet date.

b) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date. These are classified as non-current assets (“Other non-current assets”). Loans and receivables are classified as “trade and other receivables” in the balance sheet (see Note 9).

c) Available-for-sale financial assets
Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Available-for-sale financial assets and financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are initially and subsequently carried at amortized cost using the effective interest method. Changes in the fair value of available-for-sale financial assets are recognized in equity.

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss, is removed from equity and recognized in the income statement.

The accounting policy for trade and other receivables follows on the next page.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Derivative Financial Instruments and Hedging Activities

The Company records all derivatives on the balance sheet at fair value. The Company uses derivative instruments, specifically foreign exchange forward and option contracts, to hedge the foreign exchange risk related to forecasted and firmly committed foreign currency denominated cash flows.

On the date on which a derivative contract is transacted, the Company designates the derivative as a hedging instrument (cash flow hedge). Changes in derivative fair values that are designated effective and qualify as cash flow hedges will be deferred and recorded as a component of fair value and other reserves/CTA until the hedged transactions affect earnings; at which time the deferred gains and losses on the derivative designated as cash flow hedges are recognized in earnings and classified in accordance with the classification of the hedged item. The Company excludes the time value component of the derivatives’ change in fair value from the assessment of hedge effectiveness.

The Company enters into hedging relationships to limit the foreign exchange rate risk for periods generally not to exceed one year. For those financial instruments that do not qualify for hedge accounting, the Company recognizes the changes in the fair value of the instruments in the income statement (“Foreign exchange gain (loss). The Company does not utilize financial instruments for trading or speculative purposes.

The Company documents at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. The fair values of various derivative instruments used for hedging purposes and movements on the hedging reserve in equity are disclosed in Note 20. The full fair value of a hedging derivative is classified as a non-current asset or liability if the remaining hedge item is more than 12 months, and as a current asset or liability, if the remaining maturity of the hedged item is less than 12 months.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost being determined on a first-in first-out basis (“FIFO”). The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Trade Receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the asset is reduced through the use of a provision account, and the amount of the loss is recognized in the income statement within selling and marketing costs. When a trade receivable is uncollectible, it is written off against the provision account for trade receivables. Subsequent recoveries of amounts previously written off are credited against selling and marketing costs in the income statement.

Payment terms differ depending on the customer (large distributors, small shops), product line (winter sports is a very seasonal business, as are racquet sports and diving, though to a lesser extent), country (payment terms vary in accordance with local practices throughout the world) and past experiences with customers. It is the Company’s normal procedure to agree terms of transactions, including payment terms (60 to 180 days), with customers in advance. In the rental business

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

the Company agrees to payment terms over one year and classifies those long-term trade receivables as non-current assets in the consolidated balance sheet.

Cash and Cash Equivalents

Cash and cash equivalents comprise of cash and short-term, highly liquid investments with an original maturity of three months or less.

Restricted Cash

Restricted cash comprises of deposits pledged as collateral on outstanding lines of credit. The amounts are collateralized with one financial institution and earn interest while in deposit.

Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method. Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Borrowing Costs

Borrowing costs are not capitalized but expensed when incurred.

Deferred Income Tax

The Company utilizes the liability method of accounting for deferred income taxes whereby deferred tax assets and liabilities are recognized to reflect the future tax consequences attributable to temporary differences between the financial reporting bases of existing assets and liabilities and their respective tax bases.  With the exception of Head Holding Unternehmensbeteiligung GmbH, all of the Company’s Austrian subsidiaries are included in a consolidated Austrian federal income tax return. Separate provisions for income taxes have been prepared for the Company’s other subsidiaries. Deferred taxes are calculated by using the tax rates enacted or substantially enacted. Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefits through the future taxable profits is probable.

Employee Benefits

(a) Retirement benefit obligations

The Company operates various pensions and other employee benefits schemes. The schemes are partly funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The Company has both defined benefit and defined contribution plans. A defined contribution plan is a plan under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees benefits relating to employee service in the current and prior periods. A defined benefit plan is a plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to income over the employees’ expected average remaining working lives.

For defined contribution plans, the Company pays contributions to publicly or privately administered insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due.

(b) Share-based compensation

The Company operates a number of share-based compensation plans. The plans are treated either as equity-settled or cash-settled. The change in fair value of the employee services received in exchange for the grant of the options is recognized in share based compensation expense with a corresponding entry to equity for the equity-settled plan and to other long-term liabilities for cash-settled plans. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable.

(c) Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the balance sheet date are discounted to present value.

Provisions

Provision for restructuring costs and legal claims are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. Restructuring provisions consist mainly of employee termination payments. Provisions are not recognized for future operating losses.

The Company provides for the estimated cost of product warranties and product returns at the time revenue is recognized and the Company has a constructive obligation. Warranty provision is established based on the Company’s best estimates of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. Product return provisions are based on our historical experiences.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

Revenue Recognition

The Company recognizes revenue when significant risks and rewards of ownership of the goods are transferred to the buyer.  These criteria are generally met when finished products are shipped to the customers and both title and the risks and rewards of ownership are transferred.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Revenues from licensing agreements are recognized over the license term for the fixed license revenue portion and based on underlying customer sales once minimum contractual sales volumes are met for the variable license revenue portion.  Prepayments received on long-term licensing agreements are recognized in other long-term liabilities.

Provisions are recorded for estimated product returns at the time revenues are recognized.

Sales deductions

The Company accrues for customer discounts based upon estimated refund obligations and classifies all sales incentives, which are earned by the Company’s customers subsequent to delivery of its product, including cash discounts for volume rebates other than cash consideration, such as credits that the Company’s customer can apply against trade amounts owed as sales deductions.

Interest Income

Interest income is recognized on a time-proportion basis using the effective interest method. When a receivable is impaired, the carrying amount is reduced to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognized using the original effective interest rate.

Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Research and Development Costs

Research costs are recognized as incurred. Development costs for changes in design are short term and recognized as cost when they are incurred. Development cost for new products are capitalized if they meet the criteria for recognition as an intangible asset. The Company did not capitalize any development costs.

Earnings per share

(a) Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares (see Note 12).

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares: share options, equity-settled under the Plan 1998 (see Note 23). For the share options, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company’s shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – Financial Risk Management

Financial Risk Factors

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Company’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The group uses derivative financial instruments to hedge certain risk exposures.

As a consequence of the issuance of the Company’s 8.5% senior notes the Company is limited in its ability to:
- incur debt;
- pay dividends;
- repurchase capital stock or make investments, loans and advances;
- sell or transfer assets;
- create liens;
- enter into sale and leaseback transactions;
- engage in various transactions with affiliates; and
- undergo various kinds of merger transactions.

If the Company fails to comply with these covenants, its obligation to repay the senior notes may be accelerated.

a) Market Risk

Currency Risk
The Company operates in a multi-currency environment in which a portion of its revenues and expenses are denominated in currencies other than the euro. The Company is, as a result, subject to currency translation risk and, to a lesser extent, currency transaction risk. Currency translation risk arises because the Company measures and records the financial condition and results of operations of each of its subsidiaries in their functional currency and then translates these amounts into the reporting currency, the euro. The Company incurs transaction risk when one of its subsidiaries enters into a transaction using a currency other than its functional currency, although the Company reduces this risk by seeking, when possible, to match its revenues and costs in each currency. The Company also hedges part of its firm commitments for sales to Japan, Switzerland, United Kingdom and Canada through forward contracts and options with Austrian and Italian banks. Accordingly, shifts in currency exchange rates, particularly between the euro and the U.S. dollar, may adversely affect our results of operations.

The table below shows the European Central Bank exchange rates for euro for those currencies that mainly influence the Company’s results:

	December 31,
1 Euro =	2007	2006	2005
USD	1.4721	1.3170	1.1797
CHF	1.6547	1.6069	1.5551
GBP	0.7334	0.6715	0.6853
JPY	164.9300	156.9300	138.9000
CAD	1.4449	1.5281	1.3725
CSK	26.6280	27.4850	29.0000
CNY	10.7524	10.2793	9.5204

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Price Risk
The Company is exposed to marketable securities price risk because of marketable securities held by the Company and classified on the consolidated balance sheet as available-for-sale. The Company is not exposed to commodity price risk. To manage its price risk arising from marketable securities, the Company diversifies its portfolio.

Cash flow and fair value interest rate risk
As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates. The Company operates with several international banks and does not have a lead bank.

The Company’s interest rate risk arises from long-term borrowings. Borrowings issued at fixed rates expose the group to fair value interest rate risk. The Company’s main external financial source arises from its 8.5% senior notes. Borrowings issued at variable rates expose the group to cash flow interest rate risk. During 2007 and 2006, the Company’s borrowings at variable rate were denominated in euro, Japanese yen and Czech koruna.

b) Credit Risk

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents, restricted cash, marketable securities and accounts receivable.  The Company places cash with high quality financial institutions. The Company’s customers are concentrated in the retail industry. However, concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion across many geographic areas. The Company generally performs credit reviews and sometimes obtains credit insurance before extending credit.

c) Liquidity Risk

The Company’s liquidity needs arise principally from working capital requirements, capital expenditures, asset acquisitions and the semi-annual interest payment on its 8.5% senior notes. Given the nature of winter sports, and to a lesser extent racquet sports, the Company’s operating cash flow and working capital needs are highly seasonal. The Company’s need for cash is greater in the third and fourth quarters when cash generated from operating activities, together with draw downs from the Company’s bank lines, are invested in inventories and receivables. Historically, the Company’s primary sources of liquidity have been cash provided from operating activities, proceeds from the issuance of debt and equity securities and borrowings under various credit facilities available to the Company’s subsidiaries.

Based upon current operations and the Company’s historical results, the Company believes that its cash flow from operations will be adequate to meet the anticipated requirements for working capital, capital expenditures and scheduled interest payments.

Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

Fair value estimation

The fair value of financial instruments traded in active markets (available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price. The fair value of forward foreign exchange contracts is determined using quoted forward exchange rates at the balance sheet date provided by the bank.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

Note 4 – Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant of these estimates are impairments, impairments of trade receivables, product warranties and returns, inventory obsolescence and recognition of deferred tax assets. On an ongoing basis, management reviews its estimates based upon currently available information.  Actual results could differ from those estimates.

Estimated impairment of trademark and goodwill

The Company tests annually whether trademarks, with an indefinite useful life and goodwill amounting to €12.8 million have suffered any impairment, in accordance with the accounting policy stated in Note 2. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates (Note 7).

If the estimated pre-tax discount rate applied to the discounted cash flows had been 10% higher than management’s estimates, the Company would have not recognized impairment on trademarks and goodwill.

Impairment of trade receivables

The Company records impairment of trade receivables for estimated losses amounting to €2.0 million resulting from the inability of its customers to make required payments. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional provisions may be required. The Company specifically analyzes accounts receivables and evaluates historical bad debt, customer concentrations, customer creditworthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the impairment of trade receivables. These estimations are continually reviewed. Recoveries related to changes in reserves did not occur in 2007.

If estimations relating to the percentage of uncollected accounts receivable were increased by 10%, the Company would recognize an additional provision of €0.1 million.

Impairment of Long Lived Assets

Property, plant and equipment with a carrying amount of €59.9 million are initially stated at cost. Depreciation on property, plant and equipment is computed using the straight-line method over their estimated useful lives. The Company has determined useful lives of property, plant and equipment after consideration of historical results and anticipated results based on the Company’s current plans. The estimated useful lives represent the period the asset remains in service assuming normal routine maintenance. The Company reviews the estimated useful lives assigned to property, plant and equipment when the business experience suggests that they do not properly reflect the consumption of the economic benefits embodied in the property, plant or equipment nor result in the appropriate matching of cost against revenue. Factors that lead to such a conclusion may include physical observation of asset usage, examination of realized gains and losses on asset disposals and consideration of market trends such as technological obsolescence or change in market demand.

When events or changes in circumstances indicate that the carrying amount may not be recoverable, property, plant and equipment are reviewed for impairment. When such assets’ carrying value is greater than the recoverable amount, an impairment loss is recognized if the asset’s carrying amount is greater than its estimated recoverable amount.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Provision for Product Warranties

The Company provides for the estimated cost of product warranties and product returns at the time revenue is recognized. The warranty provision amounting to €4.1 million is established based on the Company’s best estimates of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. Product return provisions are based on historical experiences. While the Company believes that its warranty and product return provisions are adequate and that the judgment applied is appropriate, such amounts estimated to be due and payable could differ materially from what will actually transpire in the future. The Company updates these estimated charges periodically. The actual product performance and/or field expense profiles may differ, and in those cases the Company adjusts its warranty reserves accordingly. Future warranty expenses may exceed the Company’s estimates, which could lead to an increase in cost of sales. Significant differences from estimates did not occur in the past.

If revenues and claims were to increase by 10%, the Company would have to recognise an additional provision of €0.4 million.

Inventory Obsolescence

The Company’s chosen markets are competitive and subject to fluctuations in demand and technological obsolescence. The Company periodically reviews its inventory for obsolescence and declines in market value below cost. Estimated obsolescence or unmarketable inventory led to write-downs amounting to €7.4 million of the Company’s inventory to the estimated market value based upon assumptions about future demand and market conditions. If actual future demand or market conditions were less favourable than those projected by the Company, additional inventory write-downs may be required.

Tax Loss Carry Forwards

The Company recognises deferred tax assets on tax loss carry forwards amounting to €69.5 million for which it is probable that they will be realized. The Company has considered future taxable income and ongoing prudent and feasible tax planning strategies. In the event that the Company was to determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Changes in local income tax rates may also affect deferred tax assets.

If management’s estimation with respect to the probability of tax losses carry forwards to be realized were to differ by 10% the Company would have to increase income tax expense by €7.0 million.

Note 5 - Segment Information

The Company operates in one reporting segment, Sporting Goods. The Company’s nature of products and production processes are similar, the customers are largely the same and also the distribution channels the Company uses are the same for all its products.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The tables below show net revenues from external customers and long-lived assets by geographic region based on the location of the Company’s subsidiaries:

	For the Years Ended December 31,
	2007	2006	2005
	(in thousands)
Revenues from External Customers:
Austria	€128,772	€160,897	€162,156
Italy	36,374	36,381	32,885
Other (Europe)	48,020	54,064	53,645
Asia	15,567	17,257	17,406
North America	92,259	98,162	93,474
Total Net Revenues	€320,992	€366,762	€359,566

Although the Company’s homeland is the Netherlands, the Company’s economic domestic market is Austria.  The Company has no major customers but a large number of customers who disperse across many geographic areas.

	December 31,
	2007	2006
	(in thousands)
Long-lived assets:
Austria	€18,764	€19,662
Italy	10,300	12,304
Other (Europe)	18,984	17,859
Asia	7,338	5,823
North America	17,884	21,053
Total segment assets	€73,270	€76,702

Sales by product category consist of the following:

	For the Years Ended December 31,
	2007	2006	2005
	(in thousands)
Revenues by Product Category:
Winter Sports	€140,533	€188,070	€177,311
Racquet Sports	129,836	132,683	132,935
Diving	51,818	48,623	48,937
Licensing	7,280	8,078	9,309
Sales Deductions	(8,475)	(10,692)	(8,926)
Total Net Revenues	€320,992	€366,762	€359,566

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 6 – Property, Plant and Equipment

	Land	Buildings	Machinery & plant equipment	Fixtures, furnitures & office equipment	Construction in progress	Total property, plant & equipment
	(in thousands)
As of January 1, 2005
Cost	€3,359	€24,243	€97,369	€38,888	€–	€163,859
Accumulated depreciation	–	(5,660)	(64,233)	(31,514)	–	(101,407)
Net book value	€3,359	€18,583	€33,136	€7,374	€–	€62,451

Year ended December 31, 2005
Opening net book value	€3,359	€18,583	€33,136	€7,374	€–	€62,451
Additions	–	1,942	9,282	2,606	770	14,600
Disposals	(195)	(1,642)	(147)	(40)	–	(2,024)
Transfers	–	1,757	(1,689)	1,717	-	1,785
Exchange difference	143	341	1,107	175	–	1,766
Depreciation and impairment charge	–	(1,550)	(11,312)	(4,101)	–	(16,962)
Closing net book value	€3,307	€19,430	€30,377	€7,732	€770	€61,617

As of December 31, 2005
Cost	€3,307	€26,905	€100,461	€39,830	€770	€171,273
Accumulated depreciation	–	(7,475)	(70,085)	(32,098)	–	(109,657)
Net book value	€3,307	€19,430	€30,377	€7,732	€770	€61,617

Year ended December 31, 2006
Opening net book value	€3,307	€19,430	€30,377	€7,732	€770	€61,617
Additions	–	2,289	9,381	3,348	–	15,018
Disposals	–	(2)	(667)	457	–	(212)
Transfers	(41)	(1,117)	3,566	(1,450)	(770)	188
Exchange difference	(165)	56	(552)	(105)	–	(766)
Depreciation and impairment charge	–	(1,075)	(9,876)	(3,072)	–	(14,023)
Closing net book value	€3,102	€19,581	€32,229	€6,910	€–	€61,821

As of December 31, 2006
Cost	€3,102	€29,952	€106,681	€39,578	€–	€179,313
Accumulated depreciation	–	(10,371)	(74,453)	(32,669)	–	(117,492)
Net book value	€3,102	€19,581	€32,229	€6,910	€–	€61,821

Year ended December 31, 2007
Opening net book value	€3,102	€19,581	€32,229	€6,910	€–	€61,821
Additions	–	2,370	9,412	1,960	–	13,742
Disposals	–	(1,876)	161	(75)	–	(1,790)
Transfers	–	–	25	111	–	136
Exchange difference	(98)	(5)	(703)	(6)	–	(811)
Depreciation and impairment charge	–	(1,157)	(9,460)	(2,602)	–	(13,219)
Closing net book value	€3,004	€18,913	€31,664	€6,297	€–	€59,879

As of December 31, 2007
Cost	€3,004	€30,306	€113,405	€39,558	€–	€186,273
Accumulated depreciation	–	(11,393)	(81,740)	(33,261)	–	(126,394)
Net book value	€3,004	€18,913	€31,664	€6,297	€–	€59,879

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In 2005, the Company recognized an impairment of €1.4 million (see Note 14). The Company reclassified €1.8 million from “Assets held for sale” back to “Property plant and equipment”. In 2006, the Company reclassified €0.2 million from “Intangible assets” to “Property plant and equipment”. In 2007, the Company reclassified €0.1 million from “Other non-current assets” to “Property plant and equipment”.

The Company’s total proceeds on the sale of property and equipment were €2.1 million, €0.1 million, and €8.0 million resulting in a gain of €0.3 million and €6.0 million for the year ended December 31, 2007, and 2005, respectively and a loss of €0.1 million for the year ended December 31, 2006. As of December 31, 2005 €5.9 million of these gains pertain to a sale of land and building and are reflected as gain on sale of property on the consolidated statements of operations as these gains represent gains on the sale of operating activities. All other gains (losses) are included in other operating income (expense), net in the accompanying consolidated income statements.

Depreciation expense of €11.4 million has been charged in cost of goods sold (2006: €12.0 million, 2005: €14.8 million,),  €0.5 million in selling and marketing expense (2006: €0.5million, 2005: €0.6 million)  and  €1.3 million  in general and administrative expense (2006: €1.5 million, 2005: €1.6 million).

Land and building with a carrying value of €2.1 million as of December 31, 2007 and 2006 respectively are used to secure a loan (see Note 15).

Note 7 – Goodwill and Intangible Assets

		Intangible Assets
	Goodwill	Trademarks	Other	Total
	(in thousands)	(in thousands)
As of January 1, 2005
Gross	€3,121	€10,901	€529	€11,430
Accumulated amortization	–	–	(235)	(235)
Net book value	€3,121	€10,901	€294	€11,195

Year ended December 31, 2005
Opening net book value	€3,121	€10,901	€294	€11,195
Additions	–	–	662	662
Transfers	–	–	(86)	(86)
Exchange difference	40	1,685	–	1,685
Amortisation	–	–	(14)	(14)
Closing net book value	€3,161	€12,586	€856	€13,442

As of December 31, 2005
Gross	€3,161	€12,586	€1,192	€13,778
Accumulated amortization	–	–	(336)	(336)
Net book value	€3,161	€12,586	€856	€13,442

Year ended December 31, 2006
Opening net book value	€3,161	€12,586	€856	€13,442
Additions	–	–	44	44
Transfers	–	–	(198)	(198)
Exchange difference	(19)	(1,294)	(35)	(1,329)
Amortisation and impairment	–	(184)	(37)	(221)
Closing net book value	€3,142	€11,109	€630	€11,739

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

		Intangible Assets
	Goodwill	Trademarks	Other	Total
	(in thousands)	(in thousands)
As of December 31, 2006
Gross	€3,142	€11,293	€652	€11,945
Accumulated amortization and
impairment	–	(184)	(22)	(206)
Net book value	€3,142	€11,109	€630	€11,739

Year ended December 31, 2007
Opening net book value	€3,142	€11,109	€630	€11,739
Exchange difference	(248)	(1,170)	(26)	(1,197)
Amortisation and impairment	(11)	–	(32)	(32)
Closing net book value	€2,882	€9,939	€571	€10,509

As of December 31, 2007
Gross	€2,894	€10,122	€626	€10,748
Accumulated amortization and
impairment	(11)	(184)	(54)	(238)
Net book value	€2,882	€9,939	€571	€10,509

The Company has determined an indefinite useful life for trademarks as the economic benefit is not limited to a certain period of time.

As of December 31, 2006, the Company has recognized an impairment loss against trademark of €0.2 million in general and administrative expense, as a result of the annual impairment test.

Impairment test for trademarks and goodwill

The Company completed the annual impairment test, in the fourth quarter of 2007 and 2006. Trademarks and goodwill are allocated to the Company’s cash-generating units (“CGUs”) identified according to country of operation and product category.

The following table provides information with regards to the CGU trademark and goodwills are allocated to:

	December 31,
	2007		2006
	Racquet Sports	Diving	Racquet Sports	Diving
	(in thousands)		(in thousands)
Trademark	€9,939	€–	€11,109	€–
Goodwill	€1,336	€1,546	€1,459	€1,683

In the impairment test on the trademarks and goodwill, the difference was calculated between the carrying value of the CGU which benefits from the business combination in which trademarks and goodwill arose and its recoverable amount. The recoverable amount of a CGU is determined based on value-in-use calculation. These calculations use pre-tax cash flow projections based on financial budgets approved by management covering a three-year period. Cash flows beyond the three-year period are extrapolated based on the result of the third year budgeted.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Management determined budgeted gross margin based on past performance and expected market development. The discount rate used (8.1%) is pretax and reflects specific risks relating to the Company’s business.

Note 8 – Inventories

Inventories consist of the following:

	December 31,
	2007	2006
	(in thousands)
Raw materials and supplies	€16,219	€15,483
Work in process	6,926	7,783
Finished goods	66,867	55,176
Provisions	(14,745)	(13,447)
Total inventories, net	€75,265	€64,996

The Company recognized a provision of €7.4 million, €4.2 million, and €5.7 million for impairment of inventories during the year ended December 31, 2007, 2006 and 2005, respectively. The Company released a provision for impaired inventories of €1.3 million, €1.0 million, and €2.6 million for the year ended December 31, 2007, 2006 and 2005, respectively.

Note 9 – Trade and Other Receivables

Accounts receivable consist of the following:

	December 31,
	2007	2006
	(in thousands)
Trade debtors	€136,069	€157,234
Other receivables	8,262	6,551
Allowance for doubtful accounts	(12,333)	(12,162)
Total accounts receivable, net	€131,998	€151,623
Less: long-term portion	(1,726)	(2,082)
Short-term portion	€130,272	€149,541

As of December 31, 2007 and 2006, the nominal value of long-term trade receivables was €1.8 million, and €2.2 million, respectively. The average interest rate used was 5.9% and 4.6% for the year ended December 31, 2007 and 2006, respectively.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	December 31,
	2007	2006
	(in thousands)
Accounts Receivable Trade, net	€123,736	€145,072

thereof not overdue, not impaired	98,021	117,103
thereof overdue, not impaired
1 - 30 days	€5,976	€7,517
31 - 60 days	2,261	3,017
61 - 90 days	996	822
over 90 days	801	703
	€108,055	€129,163
thereof impaired	€15,681	€15,910

For the Company’s accounts receivable trade there is no credit rating available.

As of December 31, 2007, for trade receivables that are neither impaired nor past due, there are no indicators that the debtors will not meet their payment obligations. There is no concentration of credit risk with respect to trade receivables, as the Company has a large number of customers, internationally dispersed.

The following table shows the development of allowances on trade receivables:

	December 31,
	2007	2006
	(in thousands)
Balance as of January 1	€12,162	€13,148
Additions	2,013	2,548
Used	(1,126)	(1,990)
Released	(310)	(1,029)
Translation adjustments	(405)	(516)
Balance as of December 31	€12,333	€12,162

The following table presents expenses for the full write-off of trade receivables as well as income from recoveries on trade receivables written off:

	December 31,
	2007	2006
	(in thousands)
Expenses for full write-offs of receivables	€690	€366

Income from recoveries on receivables written off	€31	€1

All income and expenses relating to allowances and write-offs of trade receivables are reported under selling and marketing expense.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 10 – Available-for-Sale Financial Assets

Available-for-sale financial assets consist of the following:

	December 31,
	2007	2006
	(in thousands)
Available-for-Sale
Debt security funds	€–	€1,314
Money market funds	10,230	17,828
Other securities	608	657
Total Financial assets available-for-sale	10,838	19,799
Less: Short-term portion	(10,230)	(17,828)
Total Long-term financial assets available-for-sale	€608	€1,971

Available-for-sale financial assets developed as follows during the years ended December 31, 2007 and 2006:

	Available-for-sale financial assets
	Current	Non-Current
	(in thousands)
Balance as of January 1, 2006	€14,834	€1,973
Additions	5,017	–
Disposals	(2,154)	–
Change in fair value	133	(2)
Translation adjustment	(1)	–
Balance as of December 31, 2006	€17,828	€1,971
Additions	8,169	–
Disposals	(15,716)	(1,340)
Change in fair value	(51)	(23)
Balance as of December 31, 2007	€10,230	€608

The following table is a summary of the Company’s financial assets’ (denominated in euro) gross unrealized losses and fair value, aggregated by category and length of time that individual financial assets have been in an unrealized loss position, at December 31, 2007 and 2006:

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)
Money market funds	€9,923	€(192)	€–	€–	€9,923	€(192)
Other securities	–	–	608	(32)	608	(32)
Total temporarily
impaired securities	€9,923	€(192)	€608	€(32)	€10,531	€(224)

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Other securities	€–	€–	€631	€(23)	€631	€(23)
Total temporarily
impaired securities	€–	€–	€631	€(23)	€631	€(23)

For the year ended December 31, 2007 and 2006, the Company recorded €0.7 million and €0.1 million realized gain on available-for-sale financial assets respectively, which was recognized in “Interest income”.

Note 11 - Derivative Financial Instruments

The Company uses derivative instruments, specifically foreign exchange forward and option contracts, to hedge the foreign exchange risk related to its forecasted and firmly committed foreign currency denominated cash flows.

The Company recorded the change in fair market value of derivatives related to cash flow hedges to fair value reserve of €0.1 million, €0.3 million and €0.5 million (net of tax) for the year ended December 31, 2007, 2006 and 2005 respectively, all of which is expected to be reclassified to earnings during the next twelve months. The time value component excluded from effectiveness testing was not material for the periods presented.

For the year ended December 31, 2007 and 2005, the Company reclassified a loss from fair value and other reserves/CTA to earnings of €0.2 million and €0.1 million respectively. For the year ended December 31, 2006, the Company reclassified a gain from fair value and other reserves/CTA to earnings of €0.3 million (net of tax).

The following table provides information regarding the Company’s foreign exchange forward and option contracts as of December 31, 2007 and 2006. The fair value of the foreign currency contracts represent the amount the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturity.

	December 31, 2007
	Contract amount
	in euro	Local currency converted into euro	Carrying value	Fair value
	(in thousands)
Foreign exchange forward contracts	€24,728	€24,038	€568	€568
Foreign exchange option contracts	€3,250	€3,202	€44	€44

As of December 31, 2007, the Company recognized the change in fair value of foreign exchange forward contracts with a contract amount of €17.3 million and a fair value of €0.4 million and foreign exchange option contracts with a contract amount of €2.3 million and a fair value of €0.01 million in the income statement resulting in a gain of €0.4 million.

	December 31, 2006
	Contract amount
	in euro	Local currency converted into euro	Carrying value	Fair value
	(in thousands)
Foreign exchange forward contracts	€11,047	€10,997	€1	€1
Foreign exchange option contracts	€1,604	€1,583	€6	€6

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The counterparties to the foreign currency contracts are major international banks. Such contracts are generally for one year or less. Foreign exchange contracts are recorded in trade and other receivables or trade and other payables according to their fair value.

Note 12 –Equity

The Company is a Naamloze Vennootschap ("N.V."), a Dutch public Company with limited liability. The registered capital of a N.V. is in the form of shares which represent negotiable securities. The minimum registered and authorized capital requirement is €225,000 and the minimum paid in capital requirement for a N.V. is €45,000.

Other reserves include additional paid-in capital and share-based compensation expense for the stock option plan 1998, reduced by a capital repayment in 2006.

As at December 31, 2006 and 2005, 39,820,677 shares with a nominal value of €0.20 were issued and fully paid. At the Company’s Annual General Meeting on May 30, 2007, shareholders approved to amend the Articles of Association of the Company to allow for a decrease of the nominal share capital of the Company to facilitate a payment of €7.2 million to its shareholders which was paid in September 2007. As at December 31, 2007, the nominal value of the 39,820,677 shares issued was €0.01.

As at December 31, 2007, the authorized share capital amounts to €1,991,033.84 and is divided into 199,103,384 shares with a nominal value of €0.01 per share. As at December 31, 2006, the number of shares authorized was 199,103,384 with a nominal value of €0.20 per share.

	December 31,
	2007	2006
	(in thousands)
Shares issued	39,821	39,821
Less: Treasury shares owned by the Company	(2,184)	(2,184)
Less: Shares held by the Stichting	(527)	(1,417)
Shares outstanding	37,109	36,220

Dividends

In 2007 and 2006, the Company did not pay a dividend.

Decrease in Nominal Value - Capital Repayment 2007

At the Company’s last Annual General Meeting on May 30, 2007, shareholders approved to amend the Articles of Association of the Company to allow for a decrease of the nominal share capital of the Company to facilitate a payment of €7.2 million to its shareholders which was paid in September 2007.

Increase and Decrease in Nominal Value - Capital Repayment 2006

At the Annual General Meeting of the shareholders held on May 24, 2006, the Company’s shareholders approved the resolution to amend the Articles of Association to firstly increase the nominal value of the shares from €0.20 to €0.45 out of other reserves and to subsequently reduce the nominal value of the shares from €0.45 to €0.20. As a consequence of the adoption of the resolution, the Company made a capital repayment of €0.25 per share to its shareholders in September 2006.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Stichting

The Stichting Head Option Plan (the "Stichting") is a Dutch foundation, the Board of which is Head Sports Holdings N.V., an entity that is ultimately controlled by Johan Eliasch and his family members. The Stichting holds, votes, and receives dividends on certain of the Company’s ordinary shares.  In conjunction with the Company’s option plans (see Note 23), the Stichting also issues depository receipts to option holders, upon exercise of the option.  Holders of depositary receipts are entitled to dividends paid on the Company’s shares and to proceeds on the sales of their shares upon request to the Stichting. However, such holders have no voting rights.

On May 25, 2001, Head N.V. transferred 2,041,300 shares, with an original cost of €11.9 million, to the Stichting.  The Stichting may use these shares to fulfil the Company’s obligations under the Head Tyrolia Mares Group Executive Stock Option Plans (see Note 23).

As of January 1, 2004, in accordance with SIC 12 “Consolidation – Special Purpose Entity” the Company consolidated the Stichting, as the Company was considered the main beneficiary of the Stichting. As a result of consolidating the Stichting shares held by the Stichting are presented as treasury shares in the consolidated balance sheets.

During the year ended December 31, 2007, the Stichting sold 50,908 treasury shares.

In September 2007, the Company’s CEO exercised equity-settled stock options under the Plan 1998 and received 838,622 shares. The option price was $0.45 per share.

Treasury Shares

Pursuant to resolutions which were approved on May 30, 2007 the Board of Management is authorized to buy back a maximum of 30% of the Company’s issued share capital during a period of 18 months, although the Company will not hold more than 10% of its issued shares at any time.

In August 2006, the Company transferred 237,094 shares with an original cost of €0.5 million, to the Stichting.

As of December 31, 2007 and 2006, the Company owned 2,711,245 and 3,600,775 shares of treasury shares, respectively of which 527,104 was held by the Stichting at December 31, 2007 and 1,416,634 was held by the Stichting at December 31, 2006.

Majority Shareholder

Head Sports Holdings N.V and its shareholders controlled 19,825,966 shares, or approximately 49.8% of the Company’s issued shares, as of December 31, 2007. Head Sports Holdings N.V., a Netherlands Antilles corporation, and its shareholders are controlled by Johan Eliasch and his family members resulting in the ability to significantly influence and control the Company’s operations.

Minority Interest

As a consequence of the retirement of the director of HTM Sports Japan K.K. in 2005, his minority interest of 0.4% of HTM Sports Japan K.K was transferred to the Company.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 13 – Trade and Other Payable

Accounts payable consist of the following:

	December 31,
	2007	2006
	(in thousands)
Accounts payables, Trade	€18,879	€18,963
Allowances	4,377	5,548
Commissions	2,786	3,062
Personnel expenses	8,751	10,469
Deferred Income	2,507	3,139
Interest	4,374	4,925
Legal, Audit, Consulting	2,450	2,334
Fiscal Authorities	2,583	2,562
Advertising	6,150	6,733
Social Institution	1,431	1,710
Freight & duties	1,135	1,217
Other	5,285	6,483
Total	€60,709	€67,144

All accounts payable are current as the settlement will take place within 12 months.

Note 14 – Provisions

Provisions consist of the following:

	December 31,
	2007	2006
	(in thousands)
Warranty	€4,142	€3,910
Product Liability	312	488
Litigation	3,944	3,531
Restructuring	2,033	103
Other	2,370	3,718
Total	€12,801	€11,750

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Warranty	Product Liability	Litigation	Restruc- turing	Other	Total
	(in thousands)
Net book value as of January 1, 2006	€3,525	€615	€3,300	€1,364	€3,127	€11,931
Current year provision
booked to expense	2,122	–	1,456	–	2,035	5,614
Amount paid	(1,712)	(26)	(213)	(1,261)	(188)	(3,400)
Reversal booked to income or
expense	(26)	(100)	(990)	–	(1,129)	(2,245)
Exchange difference	–	–	(22)	–	(128)	(150)
Net book value as of December 31, 2006	€3,910	€488	€3,531	€103	€3,718	€11,750
Current year provision
booked to expense	1,922	(151)	844	2,033	2,051	6,698
Amount paid	(1,687)	(25)	(601)	(103)	(1,296)	(3,712)
Reversal booked to income or
expense	–	–	(183)	–	(1,679)	(1,862)
Reclassification	–	–	367	–	(367)	–
Exchange difference	(2)	–	(15)	–	(57)	(74)
Net book value as of December 31, 2007	€4,142	€312	€3,944	€2,033	€2,370	€12,801

Warranty
The Company sells certain of its products to customers with a product warranty that provides free of cost repairs at or the issuance of credit notes to the customer. The length of the warranty term varies from one to two years and depends on the product being sold. The Company accrues its estimated exposure to warranty claims based upon historical warranty claim costs as a percentage of sales multiplied by prior sales still under warranty at the end of any period.

Product Liability
Some of the Company’s products are used in relatively high-risk recreational settings, and from time to time the Company is named as a defendant in lawsuits asserting product liability claims relating to our sporting goods products. The Company maintains product liability based on past experiences and taking into account the coverage of our product liability insurance. Management regularly reviews any cases and adjusts its estimations.

Litigation
From time to time the Company and its subsidiaries are involved in legal proceedings, claims and litigation arising in the ordinary course of business. There is no legal or constructive obligation until the outcome of current legal proceedings, claims and litigation is known. However, management believes that the resolution of these matters will not materially affect the Company’s financial position.

The Company accrued €3.9 million and €3.5 million for suits with several parties including competitors, customers for past receipts, former employees, suppliers and licensees at December 31, 2007 and 2006 respectively.

Restructuring
Throughout 2007, 2006 and 2005 the Company performed various restructuring programs. These programs consisted of the following:

Italy reorganization 2007
In October 2007, the Company approved a restructuring program to outsource some parts of production and close a production site in Italy to gain more flexibility and reduce fixed cost. The total costs of €0.4 million consist of

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

termination cost and have been fully accrued as of December 31, 2007. This restructuring process will be finalized until October 2008.

Reorganization of ski production
In October 2007, the Company announced the transfer of parts of the ski production from its site in Kennelbach, Austria to its site in Budweis, Czech Republic to reduce fixed cost. As of December 31, 2007, the Company recognized €1.6 million relating to this program mainly consisting of €1.0 million employee severance cost, €0.5 million cost for deconstruction and €0.1 million engineering cost. The Company will largely complete the program during 2008.

Kennelbach and Budweis facility closure
In April 2005, the Company decided to outsource its tennis racquet production from its European sites in Kennelbach, Austria and Budweis, Czech Republic to China. As of December 31, 2005, the Company recognized €3.2 million relating to this program mainly consisting of an impairment of €1.4 million pertaining to machinery and equipment, additional cost due to production inefficiency of €0.9 million (mainly personnel cost) and €0.8 million employee severance costs. The fair value of the impaired assets was determined using the discounted cash flow method for cash flows expected to be generated in the future. The Company largely completed the program during 2005.

Reorganization of ski binding production
In July 2005, the Company started to restructure the ski binding production and recognized €0.6 million employee severance costs. This restructuring process was largely finalized at the end of 2005.

Italy reorganization 2005
In November 2005, the Company approved a restructuring program to reduce production capacity as a consequence of sales reductions and the transfer of production to Eastern Europe and Far East starting in January 2006. In 2005, the total costs for the restructuring program were €1.0 million and represented personnel costs. As of December 31, 2005 those costs have been fully accrued and €0.1 million and €0.9 million have been paid in 2007 and 2006, respectively. This restructuring process was finalized in 2007.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 15 – Borrowings

	December 31, 2007
	Total	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years
	(in thousands)
Lines of credit	€19,141	€19,141	€–	€–	€–
Senior Notes	111,617	–	–	–	111,617
Sale-Leaseback Transaction	9,990	143	316	361	9,171
Mortgage	2,484	179	400	463	1,442
Other long-term debt	9,514	2,138	2,709	812	3,855
Liabilities against Venture Partner	2,018	–	–	–	2,018
	€154,763	€21,600	€3,424	€1,635	€128,103

	December 31, 2006
	Total	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years
	(in thousands)
Lines of credit	€19,467	€19,467	€–	€–	€–
Senior Notes	111,353	–	–	–	111,353
Sale-Leaseback Transaction	10,124	133	295	337	9,358
Mortgage	2,962	186	416	481	1,880
Other long-term debt	11,940	2,224	4,099	1,336	4,280
Liabilities against Venture Partner	2,171	–	–	–	2,171
	€158,017	€22,010	€4,810	€2,155	€129,041

Lines of credit contain revolving credit lines which are negotiable on a frequent basis.

Borrowings are denominated in the following currencies:

	December 31,
	2007	2006
	(in thousands)
EUR	€141,799	€143,367
USD	4,501	5,248
JPY	8,088	8,812
CZK	375	589
Total Borrowings	€154,763	€158,017

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The tables below show contractually agreed (undiscounted) interest payments and repayments of the financial liabilities:

		CASH FLOW 2008			CASH FLOW 2009 - 2010
	Obligations December 31, 2007	Interest fix	Interest variable	Re- demption	Interest fix	Interest variable	Re- demption
	(in thousands)
Lines of credit	€19,141	€–	€784	€19,141	€–	€–	€–
Senior Notes	111,617	9,675	–	–	19,350	–	–
Sale-Leaseback	9,990	661	–	143	1,291	–	316
Mortgage	2,484	176	–	179	311	–	400
Other long-term debt	9,514	80	87	2,138	60	50	2,709
Liab. Venture Partner	2,018	242	–	–	484	–	–
	€154,763	€10,834	€871	€21,600	€21,496	€50	€3,424

		CASH FLOW 2011 - 2012			CASH FLOW THEREAFTER
		Interest fix	Interest variable	Re- demption	Interest fix	Interest variable	Re- demption
		(in thousands)
Lines of credit		€–	€–	€–	€–	€–	€–
Senior Notes		19,350	–	–	10,481	–	113,825
Sale-Leaseback		1,246	–	361	2,603	–	9,171
Mortgage		248	–	463	275	–	1,442
Other long-term debt		24	3	813	19	–	3,854
Liab. Venture Partner		484	–	–	242	–	2,018
		€21,352	€3	€1,635	€13,620	€–	€130,310

Lines of credit contain revolving credit lines which are negotiable on a frequent basis. Until the maturity date of the Company’s 8.5% senior notes an addition to disagio of €2.2 million will be booked to liabilities.

Borrowings, current

Borrowings, current consist of the following:

	December 31,
	2007	2006
	(in thousands)
Lines of credit	€19,141	€19,467
Current maturities of long term debts	2,460	2,544
Total Borrowings, current	€21,600	€22,010

In the second quarter of 2001, the Company’s subsidiaries entered into a new financing agreement providing multiple revolving credit lines with the “Österreichische Kontrollbank“ (“OEKB”) which were renegotiated in 2003, in the total amount of €15.0 million secured by all Austrian trade receivables. As of December 31, 2007, the fair value of trade receivables that serve as collateral for the Company’s revolving credit lines was €49.6 million (2006: €60.7 million).

In addition, the Company used lines of credit with several banks in Japan of €4.1 million. In 2006, the Company used lines of credit with several banks in USA and Japan of €4.5 million and had €2.9 million in unused lines of credit. The weighted average interest rate on outstanding short-term borrowings was 4.33% and 3.3% as of December 31, 2007 and 2006 respectively.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The amount of current borrowings recognized in the consolidated balance sheet approximates the fair value.

Borrowings, non-current

Borrowings, non-current consist of the following:

	December 31,
	2007	2006
	(in thousands)
Senior notes	€111,617	€111,353
Liability against venture partner	2,018	2,171
Other long-term debt	21,988	25,026
Total long term debt	€135,623	€138,550
Less current portion	(2,460)	(2,544)
Long term portion	€133,163	€136,006

Senior Notes

In January 2004, one of the Company’s subsidiaries issued €135.0 million of 8.5% unsecured senior notes due 2014, guaranteed by the Company and certain of its subsidiaries. The notes are listed on the Luxembourg Stock Exchange.

In June 2004, the Company repurchased the equivalent of €5.5 million of its 8.5% senior notes for €5.0 million and realized a gain of €0.3 million.  As a result of this transaction, the Company wrote-off €0.1 million of debt issue costs.  In 2005, the Company repurchased the equivalent of €15.7 million of its 8.5% senior notes for €14.3 million and realized a gain of €0.9 million.  As a result of this transaction, the Company wrote-off €0.1 million of debt issue costs.

At December 31, 2007 and 2006, the Company had €111.6 million and €111.4 million, respectively of senior notes outstanding.

Liability against venture partner

In July 2005, the Company signed an agreement for the establishment of a company in the British Virgin Islands. The business venture was established to found a Chinese company which will manufacture tennis balls for exclusive sale to the Company. The Company and its venture partner have a 70% and 30% interest in the newly formed company. In accordance with IAS 27 in connection with SIC 12 this venture qualifies as a special purpose entity due to the fact that the Chinese company was formed to manufacture tennis balls solely on behalf of the Company. As a result the Company consolidated this entity. In accordance with IAS 32, the Company recorded a liability of €2.0 million and €2.2 million, as of December 31, 2007 and 2006, respectively, for the contribution of its partner.

The Company’s partner in this venture has the right to receive a guaranteed yearly dividend on its investment balance starting in the month after the operation has started. Operations started in January 2007.

Sale-Leaseback Transaction

One of the Company’s subsidiaries entered into an agreement on June 28, 2002, whereby it sold land and building to an unrelated bank and leased it back over a 15 year term. The proceeds of this sale were €10.6 million. The Company has the obligation to purchase the property back after 15 years for €8.2 million. The Company may also repurchase the property at its option from the first until the tenth year of the arrangement for the present value of the future lease payments and the remaining residual value.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company is also required to pay the bank a monthly deposit of €0.01 million, which will be repaid to the Company, plus interest of 6.7%, at the time of repurchase.

Because of the Company’s continuing involvement, this transaction has been accounted for as a financing such that the Company has recorded €10.6 million of cash and long-term borrowings at the inception date of this agreement. At December 31, 2007 and 2006, the remaining obligation under the financing agreement is €10.0 and €10.1 million respectively.

The Company’s future minimum lease payments as of December 31, 2007, are as follows:

2008	€803
2009	803
2010	803
2011	803
2012	803
Thereafter	11,774
Total minimum payments	15,791
Amount representing interest	(5,800)
Obligation under financing activity	9,990
Obligations due within one year	(143)
Long-term obligations under financing
activities	€9,848

As of December 31, 2007, the net book value of land and building under the sale-leaseback arrangement consists of the following (in thousands):

	Land	Building
Cost	€1,020	€8,386
Less: Accumulated depreciation	–	(7,347)
Net book value	€1,020	€1,040

Mortgage Agreement

In 2002, one of the Company’s subsidiaries entered into a mortgage agreement secured by the Penn Phoenix property with an unrelated financial institution of €4.9 million ($4.8 million) over a 15 year term at an interest rate of 7.33%. At December 31, 2007 and 2006, the outstanding balance of the mortgage is €2.5 million ($3.7 million) and €3.0 million ($3.9 million) respectively and the carrying value of the property was €1.7 million and €2.1 million as of December 31, 2007 and 2006 respectively.

Other long-term debt

In August 2006, the Company renegotiated the terms of its outstanding credit lines of Japanese Yen (“JPY“) 1,382.9 million (€8.8 million) with a Japanese bank and agreed a semi-annual prepayment of JPY 24.5 million (€0.2 million) for five years. As a consequence the Company reclassified €4.5 million from bank overdraft to long-term debt and €0.2 million to current maturities of long-term debt. Other long-term debt comprises secured loans in Italy and the Czech Republic outstanding with several banks.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The weighted average interest rate on other long-term debt was 4.9% and 3.1% as of December 31, 2007 and 2006, respectively. Borrowings mature at various dates through 2011. At December 31, 2007 and 2006, the remaining outstanding long-term debt is €9.5 million and €11.9 million respectively.

Note 16 – Additional Disclosures on Financial Instruments
The following table provides carrying amounts, amounts recognized and fair values of financial assets and liabilities by category.

			Amounts recognized in balance sheet according to IAS 39
	Category in accordance with IAS 39	Carrying amount Dec. 31, 2007	Amortized cost	Fair value recognized in equity	Fair value recognized in profit or loss	Fair value Dec. 31, 2007
		(in thousands)
Assets
Cash and cash equivalents	LaR	€30,264	€30,264	€–	€–	€30,264
Trade receivables	LaR	123,736	123,736	–	–	123,736
Other receivables	LaR	3,167	3,167	–	–	3,167
Derivative financial asset	DuH	665	–	211	454	665
Available-for-sale financial assets	AfS	10,838	–	10,838	–	10,838
		€168,670	€157,167	€11,049	€454	€168,670

Liabilities
Trade payables	FLaC	€18,879	€18,879	€–	€–	€18,879
Other payables	FLaC	26,557	26,557	–	–	26,557
Lines of credit	FLaC	19,141	19,141	–	–	19,141
Senior Notes	FLaC	111,617	111,617	–	–	87,645
Sale-Leaseback	FLaC	9,990	9,990	–	–	9,534
Mortgage	FLaC	2,484	2,484	–	–	2,832
Other long-term debt	FLaC	9,514	9,514	–	–	9,514
Liabilities against Venture Partner	FLaC	2,018	2,018	–	–	2,018
		€200,200	€200,200	€–	€–	€176,120

Aggregated by category
in accordance with IAS 39:
Loans and receivables	LaR	€157,167	€157,167	€–	€–	€157,167
Derivatives used for hedging	DuH	665	–	211	454	665
Available-for-sale financial assets	AfS	10,838	–	10,838	–	10,838
Financial liabilities at amortized cost	FLaC	200,200	200,200	–	–	176,120

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

			Amounts recognized in balance sheet according to IAS 39
	Category in accordance with IAS 39	Carrying amount Dec. 31, 2006	Amortized cost	Fair value recognized in equity	Fair value recognized in profit or loss	Fair value Dec. 31. 2006
		(in thousands)
Assets
Cash and cash equivalents	LaR	€43,628	€43,628	€–	€–	€43,628
Trade receivables	LaR	145,072	145,072	–	–	145,072
Other receivables	LaR	2,996	2,996	–	–	2,996
Derivative financial asset	DuH	175	–	175	–	175
Available-for-sale financial assets	AfS	19,799	–	19,799	–	19,799
		€211,671	€191,697	€19,974	€–	€211,671

Liabilities
Trade payables	FLAC	€18,963	€18,963	€–	€–	€18,963
Other payables	FLAC	30,302	30,302	–	–	30,302
Lines of credit	FLAC	19,467	19,467	–	–	19,467
Senior Notes	FLAC	111,353	111,353	–	–	117,240
Sale-Leaseback	FLAC	10,124	10,124	–	–	9,622
Mortgage	FLAC	2,962	2,962	–	–	3,260
Other long-term debt	FLAC	11,940	11,940	–	–	11,940
Liabilities against Venture Partner	FLAC	2,171	2,171	–	–	2,171
		€207,281	€207,281	€–	€–	€212,964

Aggregated by category
in accordance with IAS 39:
Loans and receivables	LaR	€191,697	€191,697	€–	€–	€191,697
Derivatives used for hedging	DuH	175	–	175	–	175
Available-for-sale financial assets	AfS	19,799	–	19,799	–	19,799
Financial liabilities at amortized cost	FLaC	207,281	207,281	–	–	212,964

Cash and cash equivalents, and trade and other receivables mainly have short times to maturity. For this reason, their carrying amounts at the reporting date approximate the fair values. Trade and other payables, as well as other liabilities, generally have short times to maturity; the values reported approximate the fair values. The fair values of the senior notes equal the nominal amounts multiplied by the price quotations at the reporting date. The fair values of liabilities to banks and other financial liabilities are calculated as the present values of the payments associated with the debts, based on the applicable yield curve and the Company’s credit spread curve for specific currencies.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The tables below show net gain/(loss) by category:

	For the Years Ended December 31, 2007
		From Subsequent Measurement
	Interest Income/ (Expense)	Fair Value Gain/ (Loss)	Foreign Currency Gain/ (Loss)	Impairment/ Reversal of Impairment	Gain/ (Loss) on Disposal	Net Gain/ (Loss)
	(in thousands)
Loans and receivables (LaR)	€1,222	€(261)	€(514)	€(315)	€(614)	€(481)
Derivatives used for hedging (DuH)	–	496	25	–	–	521
Available-for-sale financial assets (AfS)	746	–	–	–	38	784
Financial liabilities at amortized cost (FLAC)	(12,526)	–	229	–	146	(12,151)
	€(10,558)	€235	€(260)	€(315)	€(430)	€(11,328)

	For the Years Ended December 31, 2006
		From Subsequent Measurement
	Interest Income/ (Expense)	Fair Value Gain/ (Loss)	Foreign Currency Gain/ (Loss)	Impairment/ Reversal of Impairment	Gain/ (Loss) on Disposal	Net Gain/ (Loss)
	(in thousands)
Loans and receivables (LaR)	€1,263	€(256)	€(754)	€(64)	€(1,010)	€(822)
Derivatives used for hedging (DuH)	9	144	(16)	–	–	137
Available-for-sale financial assets (AfS)	323	–	–	–	–	323
Financial liabilities at amortized cost (FLAC)	(12,396)	–	895	–	–	(11,501)
	€(10,802)	€(112)	€126	€(64)	€(1,010)	€(11,863)

The Company recognized all components of net gain/(loss) in “Interest income”, “Interest expense” and “Foreign exchange gain (loss)”, except for impairment/reversals of impairment of trade receivables. Those are reported under “Selling and marketing expense”. Foreign exchange gains/(losses) of trade receivables are recognized under “Other operating (income) expense, net”.

Note 17 – Other Long-Term Liabilities

	December 31,
	2007	2006
	(in thousands)
Deferred income, non-current	€6,252	€6,156
Liability on share-based payments	5,694	6,677
Other	48	91
Total other long-term liabilities	€11,993	€12,923

Other long-term liabilities also include a long-term portion of deferred income from a long-term licensing agreement. In July 2005, the Company agreed to extend an existing long-term licensing agreement started on April 1, 2005 for a further 10 years until 2019 and has received a prepayment in the amount of €4.9 million for the extended period. Additionally, the payment terms of the original agreement have been amended and it was agreed that the prepayment of €4.1 million received in November 2004 represents a one time fee with no future royalty payments. The prepayments were recorded as deferred income in the consolidated balance sheet and are recognized over the contract period. At December 31, 2007 and 2006, the deferred income balance associated with this licensing agreement was €6.7 million and €7.2 million,

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

respectively. As of December 31, 2007 and 2006, the Company recognised the short-term portion of €1.4 million and €0.9 million, respectively in trade and other payables.

The Company records liabilities on share-based payments in relation to its stock option plans (see Note 23).

Note 18 – Retirement benefit obligations

The Company funds pension and other postretirement benefit plans paid to employees at some Austrian, other European and Japanese locations. The indemnities are based upon years of service and compensation levels and are generally payable upon retirement or dismissal in some circumstances, after a predetermined number of years of service. For the year ended December 31, 2007 and 2006, the only pension plan that includes plan assets is the Japanese pension plan.  All other plans do not include plan assets. The Company maintains sufficient assets to meet the minimum funding requirements set forth by the regulations in each country. The discount rate is based on the expected return of long-term securities in the secondary market.

Pension benefits and other postretirement benefit plans have developed as follows:

	December 31,
	2007	2006	2005
	(in thousands)
Beginning of the year	€15,744	€16,449	€15,822
Charge to income	1,530	2,199	2,959
Payments	(2,116)	(2,946)	(2,276)
Reclassifications	–	37	–
Exchange differences	(1)	5	(56)
End of the year	€15,157	€15,744	€16,449

Other postretirement benefits include anniversary bonuses and severance obligations.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below shows the obligations and funded status:

	Pension Benefits			Other Benefits
	2007	2006	2005	2007	2006	2005
Change in benefit obligation	(in thousands)			(in thousands)
Benefit obligation at beginning of year	€4,830	€4,887	€4,570	€13,758	€14,521	€14,396
Service cost	268	296	297	579	1,230	1,369
Interest cost	208	210	204	491	536	547
Plan amendments	0	–	5	(173)	(5)	4
Actuarial loss (gain)	(302)	(294)	56	(469)	215	777
Settlement	–	–	–	(276)	–	(564)
Benefit payments	(249)	(180)	(249)	(1,458)	(2,727)	(2,025)
Translation adjustment	(34)	(89)	4	(4)	(11)	16
Benefit obligation at end of year	4,720	4,830	4,887	12,448	13,758	14,521
Change in plan assets
Fair value of plan assets
at beginning of year	394	405	400	–	–	–
Actual return on plan assets	0	(0)	(0)	–	–	–
Employer contribution	45	47	53	–	–	–
Benefit payments	(88)	(8)	(51)	–	–	–
Translation adjustment	(18)	(49)	2	–	–	–
Fair value of plan assets at end of year	334	394	405	–	–	–
Funded status	4,386	4,435	4,482	12,448	13,758	14,521
Unrecognized net actuarial loss	(161)	(485)	(641)	(1,519)	(1,977)	(1,917)
Translation adjustment	3	13	5	–	–	–
Net amount recognized	€4,228	€3,963	€3,845	€10,929	€11,781	€12,604

Amounts recognized in the consolidated balance sheet consist of:

	Pension Benefits			Other Benefits
	2007	2006	2005	2007	2006	2005
	(in thousands)			(in thousands)
Accrued benefit cost	€4,228	€3,963	€3,845	€10,929	€11,781	€12,604

Accrued benefit costs are included in the balance sheet line item “Retirement benefit obligation” on the consolidated balance sheets.  The Company expects to make insignificant amounts of employer contributions during the years 2008 to 2011.

The contribution for defined contribution plans for the year ended December 31, 2007, 2006 and 2005 amounted to €0.1 million respectively.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The components of net periodic benefit costs consist of the following:

	Pension Benefits			Other Benefits
	2007	2006	2005	2007	2006	2005
	(in thousands)			(in thousands)
Service cost	€268	€296	€297	€579	€1,230	€1,369
Interest cost	208	210	204	491	536	547
Expected return on plan assets	(8)	(9)	(9)	–	–	–
Settlement actuarial loss	–	–	–	–	–	151
Recognized actuarial (gain) loss	13	(143)	16	(20)	79	86
Net periodic benefit cost	€480	€354	€507	€1,050	€1,845	€2,152

The weighted average assumptions used to determine benefit obligations are as follows:

	Pension Benefits			Other Benefits
	2007	2006	2005	2007	2006	2005
Discount rate	4.6%	4.4%	4.2%	5.0%	4.6%	4.8%
Rate of compensation increase	2.3%	2.4%	2.3%	3.0%	2.7%	3.0%
Expected return on plan assets	2.2%	2.2%	2.2%	–	–	–

The plan assets of the Japanese pension plan consist of equity funds at December 31, 2007 and 2006. The Company invests in equity funds with an expected stable growth rate. The actual return on plan assets was 0. The expected rate of return on plan assets is based upon the present rate of return and is expected to be stable.

	December 31,
	2007	2006	2005	2004
	(in thousands)
Present value of defined benefit obligations	€17,168	€18,588	€19,408	€18,028
Fair Value of plan assets	334	405	400	400
Deficit	€16,835	€18,183	€19,008	€17,628

Experience adjustments on plan liabilities	€(771)	€(80)	€833	€147
Experience adjustments on plan assets	8	9	9	0

Note 19 - Commitments and Contingencies

Operating Leases

The Company leases certain office space, warehouse facilities, transportation and office equipment under operating leases which expire at various dates through 2014. Rent expense was approximately €3.9 million, €3.7 million and €3.8 million for the year ended December 31, 2007, 2006 and 2005, respectively.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Future minimum payments under non-cancelable operating leases with initial or remaining lease terms in excess of one year are as follows as of December 31, 2007:

December 31,
2007
(in thousands)
2008	€3,793
2009	2,621
2010	1,639
2011	1,310
2012	1,011
Thereafter	884
€11,258

In July 2004, Head signed a new long-term supplier contract for tennis, squash and racquetball racquets effective April 1, 2005 to renew business relations with an existing supplier. The agreement will automatically extend after the agreed expiration date, December 31, 2009, if neither of the two parties cancels. This agreement contains an operating lease for warehouse facilities and machinery and equipment. The future minimum payments are included within above table.

Note 20 – Fair Value and Other Reserves Including Cumulative Translation Adjustment

The following table shows the components of fair value and other reserves/CTA:

	Foreign Currency Translation Adjustment	Foreign exchange loss on invested intercompany receivables	Unrealized Gains on Derivative Instruments	Unrealized Gain (Loss) on Securities	Fair Value and Other Reserves/CTA
	(in thousands)
Balance at January 1, 2005	€(3,095)	(5,490)	€367	€(60)	€(8,277)
Current period changes	–	–	(362)	74	(288)
Translation Adjustments	4,481	2,200	–	–	6,682
Balance at December 31, 2005	€1,386	(3,289)	€5	€14	€(1,884)
Current period changes	–	–	(4)	104	100
Translation Adjustments	(4,134)	(1,544)	–	–	(5,678)
Balance at December 31, 2006	€(2,748)	(4,833)	€1	€118	€(7,462)
Current period changes	–	–	143	(342)	(199)
Translation Adjustments	(3,391)	(1,400)	–	–	(4,790)
Balance at December 31, 2007	€(6,138)	(6,233)	€144	€(224)	€(12,450)

As of January 1, 2004, one of the Company’s euro-based subsidiaries recognized non-euro denominated permanently invested intercompany accounts receivable. As of December 31, 2007 and 2006 the foreign exchange losses recorded in CTA were €8.3 million and €6.0 million respectively.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 21 – Income Taxes

The following table summarizes the significant differences between the Dutch federal statutory tax rate and the Company’s effective tax rate for financial statement purposes.

	December 31,
	2007	2006	2005

Dutch statutory tax rate	25.5%	29.1%	31.5%
Tax rate differential	(3.1)	7.8	12.4
Non-taxable gain on sale of property	–	–	(29.2)
Other taxes	(8.4)	9.3	10.4
Prior year adjustments	12.9	25.2	(28.8)
Changes in tax rates	(16.0)	(0.4)	0.3
Effect on non-recognized tax losses	(13.0)	(21.3)	8.3
Effective tax rate	(2.1)%	49.6%	4.9%

In 2007, the Company’s effective tax rate differed from the statutory tax rate in the Netherlands primarily due to a reduction of the German income tax rate by 9% as of January 1, 2008, which was resolved in July 2007 and led to a reduction of long-term deferred tax assets, mainly on tax loss carried forward and accordingly additional deferred tax expense of €1.4 million. Other effects that lead to differences to the Dutch statutory rate are caused by withholding taxes, other local taxes and prior year adjustments mainly in Italy and Austria and the effect of non-recognized tax losses of €1.5 million for which it is not probable to be utilized by future taxable income.

In 2006, the Company’s effective tax rate differed from the statutory tax rate in the Netherlands primarily due to an adjustment of tax losses carry forwards in Austria which led to a decrease of €4.3 million. Other effects that lead to differences to the Dutch statutory rate are caused by withholding taxes, other local taxes and prior year adjustments mainly in Italy, Austria and Canada. The provision for additional tax losses which will not be used also effects the effective tax rate.

In 2005, the Company’s effective tax rate differed from the statutory tax rate in the Netherlands primarily due to the non-taxable gain on sale of the property in Estonia of €5.9 million partially offset by higher tax rates applicable to the Company in other countries, mainly in Germany and Japan and by withholding taxes and other local taxes mainly in Italy, Austria and Canada.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The movements in deferred tax assets and liabilities during the year ended December 31, 2007 are as follows:

	December 31,	(Charged)/ credited	(Charged)/ credited		Exchange	December 31,
	2007	to income	to equity	Reclass.	differences	2006
	(in thousands)
Short-term:

Deferred tax asset:

Tax loss carried forward	€2,532	€(31)	€–	€–	€–	€2,563
Impairment of inventory	4,623	523	–	–	3	4,097
Impairment of accounts receivable	1,096	(96)	–	–	(23)	1,215
Provisions	2,597	612	–	–	(7)	1,992
Other	149	(835)	(48)	(255)	(15)	1,302
Total Short-term deferred tax assets	€10,998	€174	€(48)	€(255)	€(42)	€11,169

Deferred tax liabilities:

Liabilities	€(2,012)	€(1,238)	€–	€(306)	€1	€(469)
Other	(584)	(304)	112	393	–	(786)
Total Short-term deferred tax liability	€(2,597)	€(1,542)	€112	€87	€1	€(1,255)

Total Short-term deferred tax asset, net	€8,401	€(1,368)	€64	€(168)	€(41)	€9,914

Long-term:

Deferred tax asset:

Tax loss carried forward	€66,977	€3,395	€–	€–	€1	€63,581
Fixed assets	465	(335)	–	–	4	796
Intangible assets	103	2	–	–	(0)	101
Retirement Benefit Obligations	856	220	–	–	(5)	640
Investments	940	0	–	911	29	–
Lease obligations	2,462	(71)	–	–	–	2,533
Other	1,739	917	567	255	(1)	–
Total Long-term deferred tax assets	€73,542	€4,129	€567	€1,166	€27	€67,652

Deferred tax liabilities:

Fixed assets	€(1,036)	€(71)	€–	€51	€(1)	€(1,016)
Investments	(19,384)	(1,474)	–	(911)	–	(16,998)
Other	(386)	(247)	–	(139)	–	–
Total Long-term deferred tax liability	€(20,806)	€(1,792)	€–	€(999)	€(1)	€(18,014)

Total Long-term deferred tax asset, net	€52,736	€2,337	€567	€168	€26	€49,638

Total deferred tax asset, net	€61,137	€969	€631	€0	€(15)	€59,552

Reclassifications in 2007 reflect changes from deferred tax liabilities to deferred tax assets mainly on investments.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The movements in deferred tax assets and liabilities during the year ended December 31, 2006 are as follows:

	December 31,	(Charged)/ credited	(Charged)/ credited	Exchange	December 31,
	2006	to income	to equity	differences	2005
	(in thousands)
Short-term:

Deferred tax asset:

Tax loss carried forward	€2,563	€581	€–	€–	€1,982
Impairment of inventory	4,097	(103)	43	(18)	4,175
Impairment of accounts receivable	1,215	(911)	–	(59)	2,186
Other	3,294	(318)	1	(62)	3,672
Total Short-term deferred tax assets	€11,169	€(751)	€44	€(139)	€12,015

Deferred tax liabilities:

Deferred expenses	€(8)	€198	€–	€–	€(206)
Liabilities	(469)	(165)	–	–	(305)
Other	(777)	650	(33)	5	(1,400)
Total Short-term deferred tax liability	€(1,255)	€683	€(33)	€5	€(1,911)

Total Short-term deferred tax asset, net	€9,914	€(68)	€11	€(133)	€10,105

Long-term:

Deferred tax asset:

Tax loss carried forward	€63,581	€(1,684)	€–	€6	€65,259
Fixed assets	796	188	56	24	529
Intangible assets	101	101	–	–	1
Lease obligations	2,533	(29)	–	–	2,562
Other	640	(463)	483	(14)	635
Total Long-term deferred tax assets	€67,652	€(1,888)	€538	€16	€68,985

Deferred tax liabilities:

Fixed assets	€(1,016)	€166	€–	€(1)	€(1,181)
Investments	(16,998)	(626)	–	29	(16,402)
Total Long-term deferred tax liability	€(18,014)	€(460)	€–	€28	€(17,583)

Total Long-term deferred tax asset, net	€49,638	€(2,347)	€538	€44	€51,403

Total deferred tax asset, net	€59,552	€(2,415)	€549	€(89)	€61,507

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefits through the future taxable profits is probable. These tax losses have an unlimited carryover period. As of December 31, 2007 and 2006, the Company did not recognize deferred income tax assets of €13.0 million and €13.1 million, respectively in respect of losses amounting to €42.7 million and €42.1 million respectively, for which it is not probable to be used. All unutilized tax losses will expire by 2026, at the very latest.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Net operating losses were experienced in the following jurisdictions:

	December 31,
	2007	2006	2005
	(in thousands)
Austria	€285,408	€268,199	€278,094
Germany	13,690	14,195	11,119
North America	14,182	15,896	24,945
Other	5,452	953	455
	€318,732	€299,243	€314,613

The table below shows income (loss) before income taxes by geographic region (in thousands):

	For the Years Ended December 31,
	2007	2006	2005
	(in thousands)
Austria	€(9,514)	€12,309	€4,933
Non-Austria	(1,409)	(3,395)	2,142
Total income (loss) before income taxes	€(10,922)	€8,914	7,075

Austria and Germany allow an unlimited carry forward of net operating losses, whereas the United States allow 20 years carry forwards. The Company recognized deferred tax assets at the amount the Company believes is probable to be realized considering future taxable income and feasible tax planning strategies.

Note 22 - Related Party Transactions

Head Sports Holdings N.V, and its shareholders controlled 19,825,966 shares, or approximately 49.8% of the Company’s issued shares, as of December 31, 2007. Head Sports Holdings N.V., a Netherlands Antilles corporation, and its shareholders are controlled by Johan Eliasch and his family members resulting in the ability to significantly influence and control the Company’s operations.

The Company receives administrative services from corporations which are ultimately owned by the principal shareholder of the Company. Administrative expenses amounted to approximately €4.6 million, €4.6 million and €4.2 million for the year ended December 31, 2007, 2006 and 2005, respectively. The related party provides investor relations, corporate finance, legal and consulting services and since 2004 internal audit and other services in relation to compliance with the Sarbanes-Oxley Act of 2002.

One of the Company’s subsidiaries leased its office building from its general manager. Rental expenses amounted to approximately €0.04 million for the year ended December 31, 2007, 2006 and 2005, respectively.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below shows key managements’ compensation:

	For the Years Ended December 31,
	2007	2006	2005
	(in thousands)
Salaries and other short-term employee benefits	€3,471	€4,023	€3,814
Post-employment benefit	305	270	356
Other long-term benefits	21	50	175
Share-based benefits	(775)	1,436	(606)
Total	€3,022	€5,779	€3,739

Note 23 – Stock Option Plans

The Company accounts for its stock options in accordance with IFRS 2 and determined the Plan 2005, 2001 and parts of the Plan 1998 to be cash-settled, as participants except for the CEO under the Plan 1998 do not have the option to receive or hold shares in Head N.V. at any time. Once vested under the Plans' terms as disclosed and exercised, the participants are issued depository receipts indexed to Head N.V. shares held by the Stichting.  Upon settlement of the depository receipts, participants are only entitled to receive a cash payment subject to having requested the Stichting to sell the shares underlying the depository receipt to the market or upon exercise of the call option by Head N.V. The call option may be exercised at the time the participant resigns or employment is terminated.  The settlement scheme established by the Company and the Stichting only allows for cash settlement and neither the Company nor the Stichting have an option to settle in shares.

Share-based compensation expense is recognized over the vesting term of the options and amounted to €0.2 million and €0.9 million reversal of expense for the year ended December 31, 2007 and 2005, respectively and €1.8 million expense for the year ended December 31, 2006. The fair value of the liability for the cash-settled stock option plans amounted to €5.7 million (2006: €6.7 million). The total intrinsic value of the liability is €2.3 million (2006: €4.0 million).

Plan 1998

In November 1998, the Company adopted the Head Tyrolia Mares Group Executive Stock Option Plan 1998 (“Plan 1998”). The Plan 1998 provided for grants of stock options to officers and key employees of the Company and its subsidiaries. One part of the Plan 1998 is treated as cash-settled share-based plan, as participants have no right to receive shares. The Company therefore records a liability for the plan. The other part of the Plan 1998 for the Chairman and Chief Executive Officer is treated as equity-settled share-based plan, as the Company has no legal or constructive obligation to repurchase or settle the options in cash. The Chairman and Chief Executive Officer is eligible to receive all options issued under the Plan 1998 that do not vest to current participants. So far he received 838,622 options (2006: 838,622 options).

A total of 2,424,242 options were reserved to be granted under the terms of the Plan 1998. 2,278,394 options have been granted and 1,963,540 options (2006: 861,760 options) were exercised until December 31, 2007 and all other are exercisable. No further options will be granted under the 1998 Plan. The exercise price for all stock options granted under the Plan 1998 was fixed at inception of the Plan 1998 and increases at the rate of 10% per annum until the options are exercised. Options generally vested over a period of 4 years and were subject to the Company meeting certain earnings performance targets during this period. The Company used a forfeiture rate of 37% as that many employees have left during the vesting period. Options vested under the Plan 1998 were not exercisable prior to the end of the two year lock-up period following the initial public offering. Options have a maximum term of 10 years.

The Company records share-based compensation expense on each balance sheet date fair values of the stock options for cash-settled plans computed using the Black and Scholes option pricing model. As at December 31, 2007, the weighted-average fair value of the grant was $3.14 (2006: $3.31, 2005: $2.81), which was estimated using the following assumptions: no dividends, expected volatility of 30.38% (2006: 34.10%, 2005: 44.19%), expected term of 1.1 years

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(2006: 2.1 years, 2005: 3.1 years), and risk-free interest rate of 4.57% (2006: 4.29%, 2005: 3.82%). The volatility is based on statistical analysis of daily share prices over the last three years.

For the equity-settled Plan 1998 the Company records share-based compensation expense on the grant-date fair values of the stock options computed using the Black and Scholes option pricing model. The weighted-average fair value of the grant was $3.04, which was estimated using the following assumptions: no dividends, expected volatility of 0%, expected term of 9.3 years, and risk-free interest rate of 5.76%.

As of December 31, 2007, the weighted average remaining contractual life of the outstanding stock options is 1.2 years.

	Number of options	Weighted average exercise price

Balance, December 31, 2005	1,416,634	$0.38
Balance, December 31, 2006	1,416,634	$0.42
Exercised, cash-settled	(263,158)	$0.42
Exercise, equity-settled	(838,622)	$0.45
Balance, December 31, 2007	314,854	$0.46

Grant dates ranging from November 1998 to January 2000.

Plan 2001

In September 2001, the Company adopted the Head N.V. Executive Stock Option Plan 2001 (“Plan 2001”). The Plan 2001 provides for grants of stock options to officers and employees of the Company and its subsidiaries. In accordance with IFRS 2 the Plan 2001 is treated as cash-settled share-based plan, as participants have no right to receive shares. On September 28, 2001, a total of 3,982,068 options were granted under the terms of the Plan 2001. The Company records share-based compensation expense on each balance sheet date fair values of the stock options computed using the Black and Scholes option pricing model. As at December 31, 2007, the weighted-average fair value of the grant was $0.80 (2006: $1.13, 2005: $1.18), which was estimated using the following assumptions: no dividends, expected volatility of 30.38%  (2006: 34.10%, 2005: 44.19%), expected term of 3.7 years (2006: 4.7 years, 2005: 5.7 years), and risk-free interest rate of 4.57% (2006: 4.29%, 2005: 3.82%). The volatility is based on statistical analysis of daily share prices over the last three years.

The exercise price for all stock options granted under the Plan was fixed at inception of the Plan 2001. The vesting period varies from 0 to 6 years. The Chairman and Chief Executive Officer received 1,426,470 options under this grant, which vested immediately. In addition, he will receive further options up to an amount of 564,564, which will not vest to other participants. The Company assumes that no further options will forfeit. Options have a maximum term of 10 years.

	Number of options	Weighted average exercise price

Balance, December 31, 2007, 206 and 2005	3,982,068	$4.31

As at December 31, 2007, the weighted average remaining contractual life of the outstanding stock options is 3.7 years, and 3,982,068 options are vested and exercisable at a price of $4.31 per share, under the Plan 2001.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Plan 2005

In May 2005, at the annual general meeting the shareholders approved the Head N.V. Executive Stock Option Plan 2005 (“Plan 2005”). The Plan 2005 provides for grants of 3,874,691 stock options to certain officers and key employees of the Company and its subsidiaries. In accordance with IFRS 2 the Plan 2005 is treated as cash-settled share-based plan, as participants have no right to receive shares. As of December 31, 2007, a total of 3,669,346 options were granted under the terms of the Plan 2005. The Company records share-based compensation expense on each balance sheet date fair values of the stock options computed using the Black and Scholes option pricing model. As at December 31, 2007, the weighted-average fair value of the grant was €1.20 (2006: €1.66, 2005: €1.90), which was estimated using the following assumptions: no dividends, expected volatility of 30.38%   (2006: 34.10%, 2005: 44.19%), expected term of 7.7 years (2006: 8.7 years, 2005: 9.7 years), and risk-free interest rate of 4.57% (2006: 4.29%, 2005: 3.82%). The volatility is based on statistical analysis of daily share prices over the last three years.

The exercise price for all stock options granted under the Plan 2005 was fixed at inception of the Plan 2005 at €2.168. Options generally vest over a period of 4 years. The Company assumes that about 4.4% of the options will forfeit during the four year period. Options have a maximum term of 10 years. As at December 31, 2007, 205,345 (2006: 205,345, 2005: 203,345) options were available for grant under the Plan 2005 and no options are currently exercisable. As of December 31, 2007, 71,500 options were forfeited.

	Number of options	Weighted average exercise price

Balance, December 31, 2005	3,661,346	€2.168
Granted	8,000	2.168
Balance, December 31, 2007 and 2006	3,669,346	€2.168

Note 24 – Average Number of Employees

	For the Years Ended December 31,
	2007	2006	2005

Salaried employees	831	714	722
Hourly paid employees	1,342	1,253	1,575
Total	2,173	1,966	2,297

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 25 – Expenses by Nature

	For the Years Ended December 31,
	2007	2006	2005
	(in thousands)

Depreciation, amortization and impairment charges	€13,263	€14,245	€16,977
Employee benefit expenses	73,317	77,913	86,190
Changes in inventory	(1,555)	(312)	(899)
Raw material and merchandise	124,438	138,161	129,172
Commission	7,905	10,531	10,321
Shipment cost	7,705	8,104	7,924
Advertising expenses	40,444	38,274	37,370
Legal, audit, consulting and other outside services	22,721	26,043	24,832
Other expenses	33,440	33,824	32,027
Total cost of sales, selling and marketing, general and
administrative and other operating (income) expense	€321,678	€346,784	€343,913

For the year ended December 31, 2007 and 2006 a foreign exchange gain of €0.8 million and  €0.5 million respectively have been recorded in other operating (income) expense, net.

The Company incurred research and development costs amounting to €10.5 million, €10.1 million and €10.1 million for the year ended December 31, 2007, 2006 and 2005.

Note 26 – Personnel Costs

	For the Years ended December 31,
	2007	2006	2005
	(in thousands)

Salaries and wages	€55,324	€55,957	€63,007
Social security and other benefit	16,681	17,939	21,424
Share options granted to directors and employees	(218)	1,818	(899)
Pension costs - defined benefit plans	480	354	507
Post-employment benefits	1,050	1,845	2,152
Total	€73,317	€77,913	€86,190

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 27 – List of (direct and indirect) Participations as of December 31, 2007

	Domicile	Proportion of Issued capital held

Head Holding Unternehmensbeteiligung GmbH	Austria	100.0%
HTM Sport- und Freizeitgeräte AG	Austria	100.0%
Head Sport AG	Austria	100.0%
Head International GmbH	Austria	100.0%
Head Technology GmbH	Austria	100.0%
Tyrolia Technology GmbH	Austria	100.0%
Head Austria GmbH	Austria	100.0%
Head Canada Inc.	Canada	100.0%
Head Sport s.r.o.	Czech Republic	100.0%
HTM s.r.o.	Czech Republic	100.0%
HTM Bulgaria EOOD	Bulgaria	100.0%
OÜ HTM Sport Eesti	Estonia	100.0%
Head France S.A.S.	France	100.0%
Head Germany GmbH	Germany	100.0%
Head UK Ltd	England	100.0%
Mares S.p.A.	Italy	100.0%
HTM Sports Japan KK	Japan	100.0%
Head Spain S.L.	Spain	100.0%
Head Switzerland AG	Switzerland	100.0%
HTM USA Holdings Inc.	USA	100.0%
Head USA Inc.	USA	100.0%
Head Sports Inc.	USA	100.0%
Penn Racquet Sports Inc.	USA	100.0%
Mares Asia Pacific Ltd.	Hong Kong	100.0%
Power Ahead Holding Ltd.	British Virgin Islands	70.0%
Head Sports (Hui Zhou)Corp.	China	70.0%
Mares Benelux B.V.	Netherlands	50.0%

In 2007, the Company established a joint venture distribution company in the Netherlands in which it holds 50%. This investment of €0.01million was accounted for using the equity method and is recognized in “Other non-current assets”. The Company granted a loan of €0.4 million to the newly found company. The annual interest rate amounts to 5%. The loan is redeemable at December 31, 2012.

Note 28 – Cash and cash equivalents

As at December 31, 2007 and 2006, cash and cash equivalents contains cash of €27.8 million and €40.5 million respectively and restricted cash of €2.5 million and €3.2 million respectively representing deposits pledged as collateral on outstanding lines of credit.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 29 – Earnings per Share

a) Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares (see Note 12).

	For the Years Ended December 31,
	2007	2006	2005
	(in thousands, except per share data)

Profit (loss) for the year	€(11,154)	€4,415	€6,728
Weighted average number of ordinary shares in issue	36,479	36,220	36,220
Basic earnings per share	(0.31)	0.12	0.19

b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. Potential ordinary shares are composed of incremental shares issuable upon the exercise of share options of the equity settled Plan 1998, and are included in diluted earnings per share to the extent such shares are dilutive. For the share options, a calculation is made in order to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company’s shares) based on the monetary value of the subscription rights attached to outstanding share options.

	For the Years Ended December 31,
	2007	2006	2005
	(in thousands, except per share data)

Profit (loss) for the year	€(11,154)	€4,415	€6,728
Weighted average number of ordinary shares in issue	36,479	36,220	36,220
Share options	–	748	733
Weighted average number of ordinary shares for diluted
earnings per share	36,479	36,968	36,953
Diluted earnings per share	(0.31)	0.12	0.18